

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2021

Matthew Nicosia
Chief Executive Officer
Vivakor, Inc.
433 Lawndale Drive
South Salt Lake City, UT 84115

Re: Vivakor, Inc.
   Amendment No. 3 to Registration Statement on Form S-1
   Filed December 1, 2021
   File No. 333-260075

Dear Mr. Nicosia:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 30, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-1

General

1.   We note your response to prior comment 1, and your revised disclosure that the company plans to amend its Amended and Restated Articles of Incorporation to unambiguously provide that the exclusive forum provision would not apply to claims arising under the Securities Act or the Exchange Act and until such time as such amendment has become effective, to provide its investors of notice to this effect, the company will "continue to include disclosure" indicating that the company does not intend for the exclusive forum provision to apply to claims arising under the Securities Act or the Exchange Act. Please tell us whether such disclosure will be included in your future Exchange Act reports.

Matthew Nicosia
Vivakor, Inc.
December 10, 2021
Page 2

       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation

cc: Scott Linksy